ABSA Securities U.S. Inc.

**Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm**

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12.

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70312

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABSA Securities U.S. Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue, Suite 405
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Gregory	646-844-0282	James.Gregory@absasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Gregory, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABSA Securities U.S. Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABSA SECURITIES U.S. Inc.

Index
December 31, 2023

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
ABSA Securities U.S., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABSA Securities U.S., Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2024

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ABSA SECURITIES U.S. Inc.

Statement of Financial Condition
As of December 31, 2023

Assets		
Cash	$	21,707,512
Deferred tax asset		653,695
Fixed assets, net		220,261
Income taxes receivable		132,306
Other assets		86,699
Total assets	$	22,800,473
Liabilities and Stockholder's Equity		
Liabilities		
Subordinated loan	$	16,000,000
Accrued expenses		1,984,361
Payable to affiliate		38,492
Total liabilities		18,022,853
Stockholder's equity		
Common stock, $0.01 par value,		
1,000 shares authorized, 425 shares issued, and outstanding		4
Additional paid-in capital		4,249,996
Retained earnings		527,620
Total stockholder's equity		4,777,620
Total liabilities and stockholder's equity	$	22,800,473

The accompanying notes are an integral part of this financial statement.

ABSA Securities U.S. Inc.

1. General information

1.1 Organization

ABSA Securities U.S. Inc. (the "Company") is a corporation formed under the laws of the State of Delaware on September 6, 2018 as a wholly-owned subsidiary of ABSA Group Limited (the "Parent"), a company organized in South Africa. Effective February 25, 2020, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

1.2 Business Description

The Company was formed to facilitate contacts by its foreign affiliates, including ABSA Bank Limited ("ABL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. ABL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). ABL will also have direct contacts, primarily with U.S. institutional investors, and other U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity and fixed income securities of foreign issuers. The Company will effect the resulting secondary transactions in foreign equity and fixed income securities. The Company also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily African and sourced largely through ABL.

2. Accounting policies

2.1 Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2.2 Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

2.3 Income Taxes

In accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of

its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company has determined there are no uncertain tax positions.

2.4 Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

2.5 Receivable from affiliate and payable to affiliate
There was a receivable from the affiliate of $725,540 at January 1, 2023 and a payable of $38,492 to the affiliate at December 31, 2023. The Company had no contract assets or liabilities at January 1, 2023, or December 31, 2023.

2.6 Employee benefits
Staff costs
Short-term employee benefits, including salaries, accrued performance costs, salary deductions and taxes are recognized over the reporting period in which the employees provide the services to which the payments relate. Performance costs are recognized to the extent that the Company has a present obligation to its employees that can be measured reliably and are recognized on an undiscounted basis over the period of service that employees are required to work to qualify for the services.

Cash-settled share-based payments
The Company operates a cash-settled share-based payment plans. The fair value of the amount payable to employees in terms of a cash-settled share-based payment is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date based on AGL's share price. Any changes in the fair value of the liability are recognized as staff costs in profit or loss. No amount is recognized for services received if the awards granted do not vest because of a failure to satisfy a vesting condition.

401k plans
The Company's 401(k) plan is available for all employees. This scheme being a defined-contribution pension scheme as defined in subsection 401(k) of the Internal Revenue Code. The Company's contribution amounts to 6% of the employee's gross compensation.

2.7 Fixed assets
Fixed Assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful life for furniture and computer equipment is three years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

3.   **Fair value of financial assets and liabilities**

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, receivable from affiliate, and accrued expenses.

4.   **Related party transactions**

The Company has entered into a service level agreement (the "Agreement") with ABL to provide the Company with reimbursement of certain costs (plus 12%). At December 31, 2023, the related payable under the Agreement was $61,524 and is included in payable to affiliate on the statement of financial condition. The service charges are billed monthly and payable by ABL within 30 days of invoice date. In addition, the Company charges ABL's New York's Representative Office monthly for advisory services, rent and its portion of the Company's credit card charges. At December 31, 2023 the related receivable was $23,032 and is included in the payable to affiliate on the statement of financial condition.

In December 2023, the Company entered into a subordinated agreement with the Parent for $16,000,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at an interest rate of Daily Compound SOFR plus a margin of 1.75%. Interest payable on this subordinated loan was $10,757 which is included in accrued expenses. The maturity date for this subordinated loan is December 28, 2025.

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5.   **Fixed assets**

Fixed assets consisted of the following at December 31, 2023:

Furniture & fixtures	$ 49,750
Leasehold improvements	396,837
Computer equipment	60,416
Less: accumulated depreciation	(286,742)
	$ 220,261

6. **Income Taxes**

Income taxes are accounted in accordance with ASC 740, which requires that deferred tax assets and liabilities for all temporary differences between the book and the tax basis of assets and liabilities. The Company is subject to taxation in the United States and various state jurisdictions.

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets are as follows:

Deferred tax asset		
Depreciation	$	162,356
Bonus accrual		235,650
Deferred compensation		255,689
Total deferred tax asset	$	653,695

As of December 31, 2023, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized.

At December 31, 2023, management believes the Company did not have any uncertain tax positions.

7. **Commitments**

The Company leases its office space under a leases which expires February 2026. Future minimum annual rental commitments are as follows:

Year ending		
December 31,		
2024	$	369,740
2025		369,740
2026		61,623
	$	801,103

The lease requires a security deposit, in the form of a letter of credit, of $369,740. The deposit was paid by ABL on the Company's behalf.

ABSA Securities U.S. Inc.

Notes to the Financial Statement
For the year ended December 31, 2023

8.   **Regulatory Requirement**

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital of the greater of $250,000 or 2% of customer debits. At December 31, 2023, the Company's net capital was $19,661,627 which was $19,411,627 in excess of its minimum requirement of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i).

9.   **Subsequent events**

No other events or transactions subsequent to December 31, 2023 through the date these financial statements were issued would require recognition or disclosure in these financial statements.